--------                                  UNITED STATES SECURITIES AND EXCHANGE COMMISSION             ----------------------------
 FORM 4                                                WASHINGTON, D.C. 20549                                   OMB APPROVAL
--------                                                                                               ----------------------------
/ / CHECK THIS BOX IF NO                    STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                OMB NUMBER:       3235-0287
    LONGER SUBJECT TO                                                                                   EXPIRES: SEPTEMBER 30, 1998
    SECTION 16.  FORM 4 OR    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,   ESTIMATED AVERAGE BURDEN
    FORM 5 OBLIGATIONS MAY       Section 17(a) of the Public Utility Holding Company Act of 1935 or     HOURS PER RESPONSE .... 0.5
    CONTINUE.  SEE                       Section 30(f) of the Investment Company Act of 1940           ----------------------------
    INSTRUCTION 1(b).
(Print or Type Responses)
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
1. Name and Address of Reporting Person*     2. Issuer Name AND Ticker or Trading Symbol     6. Relationship of Reporting Person(s)
                                                                                                 to Issuer (Check all applicable)
                                                                                                    Director          X  10% Owner
    Northwest Airlines Corporation              Continental Airlines, Inc.; CAIA (NYSE)        ----                 ----
---------------------------------------------------------------------------------------------       Officer (give        Other
    (Last)        (First)        (Middle)    3. IRS or Social Security  4. Statement for       ----          title  ---- (specify
                                                Number of Reporting        Month/Year                        below)       below
                                                Person (Voluntary)                            -----------------  ------------------
    2700 Lone Oak Parkway                                                  November, 1998
--------------------------------------------    41-1905580              --------------------- 7. Individual or Joint/Group Filing
                  (Street)                                              5. If Amendment,          (Check Applicable Line)
                                                                           Date of Original      Form filed by One Reporting Person
                                                                           (Month/Year)       ---
                                                                                               X  Form filed by More than One
    Eagan,      Minnesota           55121                                                     ---Reporting Person
-----------------------------------------------------------------------------------------------------------------------------------
    (City)       (State)            (Zip)        TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
-----------------------------------------------------------------------------------------------------------------------------------
1. Title of Security               2. Trans-   3. Trans-     4. Securities Acquired (A)    5. Amount of     6. Owner-   7. Nature
   (Instr. 3)                         action      action        or Disposed of (D)            Securities       ship        of In-
                                      Date        Code          (Instr. 3, 4 and 5)           Beneficially     Form:       direct
                                                  (Instr. 8)                                  Owned at         Direct      Bene-
                                     (Month/                                                  End of           (D) or      ficial
                                      Day/     -------------------------------------------    Month            Indirect    Owner-
                                      Year)                               (A) or                               (I)         ship
                                                Code    V       Amount    (D)     Price       (Instr. 3        (Instr. 4) (Instr. 4)
                                                                                              and 4)
-----------------------------------------------------------------------------------------------------------------------------------
Class A Common Stock,                                                              See                                     See
 $0.01 par value                    11/20/98    P              7,678,522   A    Attachment A    --               I     Attachment A
-----------------------------------------------------------------------------------------------------------------------------------
Class A Common Stock,                                                                                                      See
 $0.01 par value                    11/20/98    P                982,702   A      $60.82        --               I     Attachment A
-----------------------------------------------------------------------------------------------------------------------------------
Class A Common Stock,                                                                                                      See
 $0.01 par value                    11/20/98    P                853,644   A        --         9,514,868         I     Attachment A
-----------------------------------------------------------------------------------------------------------------------------------

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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                  (Over)
                                                                                                                    SEC 1474 (7-97)



FORM 4 (CONTINUED)          TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                   (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

------------------------------------------------------------------------------------------------------------------------
1. Title of Derivative Security     2. Conver-   3. Trans-   4. Transac-   5. Number of Deriv-      6. Date Exer-
   (Instr. 3)                          sion or      action      tion Code     ative Securities Ac-     cisable and Ex-
                                       Exercise     Date        (Instr. 8)    quired (A) or Dis-       piration Date
                                       Price of    (Month/                    posed of (D)             (Month/Day/
                                       Deriv-       Day/                      (Instr. 3, 4, and 5)     Year)
                                       ative        Year)
                                       Security

                                                                                                    --------------------

                                                                                                     Date      Expira-
                                                             --------------------------------------  Exer-     tion
                                                                                                     cisable   Date
                                                              Code    V        (A)        (D)
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

------------------------------------------------------------------------------------------
7. Title and Amount of Under-       8. Price   9. Number     10. Owner-     11. Nature
   lying Securities                    of         of Deriv-      ship           of In-
   (Instr. 3 and 4)                    Deriv-     ative          Form           direct
                                       ative      Securi-        of De-         Bene-
                                       Secur-     ties           rivative       ficial
                                       ity        Bene-          Secu-          Own-
                                       (Instr.    ficially       rity:          ership
                                       5)         Owned          Direct         (Instr. 4)
                                                  at End         (D) or
                     Amount or                    of             Indi-
       Title         Number of                    Month          rect (I)
                     Shares                       (Instr. 4)     (Instr. 4)
------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------
Explanation of Responses:

                                                                                                                 December 10, 1998
                                                                      ---------------------------------------    -----------------
                                                                      NORTHWEST AIRLINES CORPORATION                   Date


                                                                      By: /s/ Douglas M. Steenland
                                                                          -----------------------------
                                                                          Douglas M. Steenland
                                                                          Executive Vice President,
                                                                          General Counsel and Secretary

                                                                                                                 December 10, 1998
                                                                      ---------------------------------------    -----------------
**Intentional misstatements or omissions of facts constitute          NORTHWEST AIRLINES HOLDINGS CORPORATION          Date
  Federal Criminal Violations.
  SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note: File three copies of this Form, one of which must be manually   By: /s/ Douglas M. Steenland
      signed.                                                             -----------------------------
      If space is insufficient, SEE Instruction 6 for procedure.          Douglas M. Steenland
                                                                          Executive Vice President,
                                                                          General Counsel and Secretary
                                                                                                                        Page 2
                                                                                                               SEC 1474 (3/91)
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

                             ATTACHMENT A TO FORM 4

Reporting Person                Date of Event      Issuer Name and Ticker
----------------                -------------      ----------------------
Northwest Airlines Corporation     11/20/98        Continental Airlines, Inc.
2700 Lone Oak Parkway                                    CAIA (NYSE)
Eagan, Minnesota 55121


Northwest Airlines Holdings Corporation
2700 Lone Oak Parkway
Eagan, Minnesota 55121



4. Securities Acquired

   Price

          For the 7,678,522 shares of Continental Class A Common Stock owned of record by Air Partners, L.P., Northwest Airlines Corporation (i) paid $60.82 per share for each of 5,121,294 of such shares and (ii) issued 1.2079 shares of Class A Common Stock, par value $.01 per share, of Northwest Airlines
Corporation (valued as of November 20, 1998 at 22 11/16) in exchange for each of 2,557,228 of such shares.


7. Nature of Indirect Beneficial Ownership

          This Form 4 is being filed by Northwest Airlines Corporation, a
Delaware corporation (formerly Newbridge Parent Corporation, "Northwest") and
Northwest Airlines Holdings Corporation, a Delaware corporation (formerly
Northwest Airlines Corporation, "Holdings") in connection with (i) the acquisition by Northwest of beneficial ownership of 8,535,868 shares of Class A Common Stock, par value $.01 per share ("Continental Class A Common
Stock"), of Continental Airlines, Inc., a Delaware corporation
("Continental") pursuant to an Investment Agreement, dated as of January 25, 1998, as amended by Amendment No. 1, dated as of February 27, 1998, and Amendment No. 2, dated as of November 20, 1998 (the "Investment Agreement"), among Northwest, Holdings, Air Partners, L.P., a Texas limited partnership
(the "Partnership"), the partners of the Partnership signatory thereto (the
"Partners"), 1998 CAI Partners, L.P. ("CAIPar"), Bonderman Family Limited
Partnership, a Texas limited partnership ("Transferor I"), 1992 Air, Inc., a
Texas corporation ("Transferor II"), and Air Saipan, Inc., a corporation organized under the laws of the Commonwealth of the Northern Marianas Islands
("Transferor III" and, collectively with Transferor I and Transferor II, the
"Transferors"), and (ii) the acquisition by Northwest of an additional
979,000 shares of Continental Class A Common Stock pursuant to the Purchase
Agreement, dated as of March 2, 1998 (the "Purchase Agreement"), among
Northwest, Holdings, Barlow Investors III, LLC, a California limited liability company (the "Seller"), and the guarantors signatory thereto (the
"Guarantors")."


                                    Page 3 of 5

        As of November 20, 1998, Northwest became the beneficial owner of a total of 9,514,868 shares of Continental Class A Common Stock, consisting of
(i) 7,678,522 shares of Continental Class A Common Stock owned of record by Air Partners, L.P., a Texas limited partnership, (ii) 982,702 shares of Continental Class A Common Stock acquired by Holdings from Transferor III
(the 3,702 shares acquired from Transferor III, together with the 7,678,522 shares held by the Partnership, the "Transferred Shares") and from the Seller (the 979,000 shares acquired from the Seller, the "Barlow Shares")(the 8,661,224 shares represented in (i) and (ii) hereof, the "Acquired Shares") and (iii) an additional 853,644 shares of Continental Class A Common Stock (the "Retained Shares") owned by 1998 CAI Partners, L.P., a Texas limited partnership ("CAIPar"), Transferor I and Transferor II, of which Northwest may be deemed to have acquired beneficial ownership as a result of the voting and transfer restrictions set forth in the Investment Agreement. The 7,678,522 shares of Continental Class A Common Stock owned indirectly by Northwest through Air Partners, L.P., represents 100% of the shares of Continental
Class A Common Stock held by Air Partners, L.P. The 8,661,224 Acquired Shares of Continental Class A Common Stock beneficially owned by Northwest in the aggregate represent approximately 75.9% of the outstanding Continental Class
A Common Stock, approximately 14.6% of the outstanding Continental Common Stock and approximately 53.4% of the outstanding voting power of the Continental Common Stock (based on the number of shares of Continental Common Stock outstanding on October 27, 1998).

        The Acquired Shares have been deposited in a voting trust created pursuant to the Voting Trust Agreement, dated as of November 20, 1998 among Continental, Northwest, Holdings, and Wilmington Trust Company, a Delaware banking corporation.

                             ATTACHMENT B TO FORM 4

Designated Reporting Person        Date of Event      Issuer Name and Ticker
---------------------------        -------------      ----------------------
Northwest Airlines Corporation       11/20/98         Continental Airlines, Inc.
2700 Lone Oak Parkway                                      CAIA (NYSE)
Eagan, Minnesota 55121


Joint Filer                                           IRS Number
-----------                                           ----------
Northwest Airlines Holdings Corporation               95-4205287
2700 Lone Oak Parkway
Eagan, Minnesota 55121














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